Exhibit 12.1

TRI Pointe Group, Inc.

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Three Months Ended March 31,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before taxes, net of non-controlling interests	$12,831	$302,227	$319,260	$127,964	$(237,454)	$99,629
Adjustments to income (loss) before income taxes:
(Income) loss of unconsolidated entities	(571)	(4,989)	(2,691)	288	(2)	(2,490)
Returns on investments in unconsolidated entities, net	866	6,276	—	80	1,111	2,680
Fixed charges	19,342	70,104	62,701	42,200	23,189	27,582
Amortization of capitalized interest	9,687	51,288	45,114	52,747	36,671	30,292
Capitalized interest	(18,873)	(68,306)	(60,964)	(38,975)	(19,081)	(22,059)

Income as adjusted	$23,282	$356,600	$363,420	$184,304	$(195,566)	$135,634

Fixed charges:
Interest expensed and capitalized	18,873	68,306	60,964	41,706	22,674	27,038
Portion of rents representative of interest factor on operating leases	469	1,798	1,737	494	515	544

Fixed charges	$19,342	$70,104	$62,701	$42,200	$23,189	$27,582

Ratio of earnings to fixed charges	1.2 (a)	5.1 (a)	5.8	4.4	— (b)	4.9

(a)	As adjusted to give effect to the issuance of our 5.25% Senior Notes due 2027 (the “2027 Notes”) and the application of the net proceeds from the sale of the 2027 Notes, and assuming the offering had been completed on (i) January 1, 2017, the ratio of earnings to fixed charges would have been 1.1 for the three months ended March 31, 2017 and (ii) January 1, 2016, the ratio of earnings to fixed charges would have been 4.4 for the year ended December 31, 2016. The pro forma ratio of earnings to fixed charges does not necessarily represent what the actual ratio of earnings to fixed charges would have been had those transactions occurred on the date assumed.

(b)	For the year ended December 31, 2013, earnings were insufficient to cover fixed charges for such year by approximately $218.8 million. This was primarily due to $343.3 million of impairment and related charges for Coyote Springs, a large master planned community north of Las Vegas, Nevada. Under the terms of the Transaction Agreement dated as of November 3, 2013 by and among Weyerhaeuser Company, TRI Pointe, Weyerhaeuser Real Estate Company (“WRECO”), and a wholly-owned subsidiary of TRI Pointe, certain assets and liabilities of WRECO and its subsidiaries, were excluded from the transaction and retained by Weyerhaeuser, including assets and liabilities relating to Coyote Springs.

Currently, we have no preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.